10% SECURED PROMISSORY NOTE

US$_________	February 17, 2006

THIS NOTE is one of a duly authorized issue of Notes (a “Note” or the “Notes”) of Astris Energi Inc., a corporation duly organized and validly existing under the laws of Ontario (the “Company”). The Notes are designated as the 10% Secured Promissory Notes, in an aggregate maximum principal face value for all Notes of this series (the “Series”) ___________ and no/100 United States Dollars (US $_________).

FOR VALUE RECEIVED, the Company promises to pay to the registered holder hereof, _________, and his successors and assigns (the “Holder”), the principal sum of ___________ Dollars ($__________), or such other amount as shall then equal the outstanding principal amount hereof, in accordance with the terms hereof, and to pay interest on the principal sum outstanding, at the rate of ten percent (10%) per annum. Accrual of interest on the outstanding principal amount shall commence on the date hereof and shall continue until payment in full of the outstanding principal amount has been made or duly provided for, or until the entire outstanding principal amount of the Note has been paid.

The following is a statement of the rights of the Holder of this Note and the terms and conditions to which this Note is subject, and to which the Holder, by acceptance of this Note, agrees:

1.  Principal Repayment. The outstanding principal amount of this Note shall be paid on or before the earlier of: (a) May 17, 2006 (the “Maturity Date”) or (b) the date upon which the Company sells any of its equity or debt securities in a financing transaction, or a series of financings, with gross proceeds equal to at least one million dollars ($1,000,000) or more (“Subsequent Financing Transaction”). The Company shall notify Holder in writing of the completion of a Subsequent Financing Transaction within two (2) business days thereafter.

2.  Interest. The holders of the Notes are entitled to receive interest (“Interest”) at an annual cumulative rate of ten percent (10%) of the principal face dollar value of the Notes held, payable either (i) on the Maturity Date in cash (the “Interest Payment Date”), out of funds legally available therefore, or (ii) at the Holder’s option, upon the occurrence of an Event of Default (hereinafter defined).

The interest payment for the period between the date hereof and the Interest Payment Date shall be pro rated based upon the actual number of days elapsed, assuming a 360 day year.

3. Collateral. This Note is secured by filing a PPSA registration, covering the general assets of the Company therein described (collectively, the “Collateral”).

4. Rights upon Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Notes shall be entitled to receive, an amount equal to the unpaid principal face amount of their Notes and any accrued and unpaid interest thereon.

5. Affirmative Covenants of the Company. The Company and each of its subsidiaries (the “Subsidiaries”) hereby agrees that, so long as the Note remains outstanding and unpaid, or any other amount is owing to the Holder hereunder, the Company and the Subsidiaries will covenant that:

(a) Corporate Existence and Qualification. Take the necessary steps to preserve their respective corporate existence and their right to conduct business in all countries in which the nature of their respective businesses requires qualification to do business.

(b) Financial Information and Compliance Certificates. Keep their respective books of account in accordance with good accounting practices, and until such time as the Holder no longer beneficially owns the Notes or the Warrants, promptly furnish to the Holder the following financial and other information: (i) each of the Company’s Annual Reports and Quarterly Reports; and (ii) any press release issued by the Company or any of the Subsidiaries.

(c) Insurance. Maintain insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Company or any of the Subsidiaries operates.

(d) Preservation of Properties; Compliance with Law. Maintain and preserve all of their respective properties which are used or which are useful in the conduct of their respective businesses in good working order and condition, ordinary wear and tear excepted and comply with their respective charter and bylaws or other organizational or governing documents, and any law, treaty, rule or regulation, or determination of an arbitrator or a court or other governmental authority, in each case applicable to or binding upon the Company or any of its subsidiaries or any of their respective property or to which the Company or any of the Subsidiaries or any of their respective property is subject;

(e) Securities Laws. The Company shall: (i) timely file with the SEC a Form D promulgated under the Act or, as appropriate, an amendment to Form D, as required under Regulation D and provide a copy thereof to Holder promptly after the filing thereof, and (ii) timely file all necessary state “blue sky” filings in connection herewith if required.

(f) Use of Proceeds. The Company will use the proceeds from the sale of the Notes for working capital and general corporate purposes including the repayment of indebtedness.

(g) The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of the provisions of this Note and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Note against impairment.

6. Events of Default. The Note shall become immediately due and payable upon any one or more of the following events or occurrences (“Events of Default”):

(a) if any portion of the Note is not paid when due;

(b) if a receiver, liquidator or trustee of the Company is appointed or if the Company is adjudicated a bankrupt or insolvent, or if any petition for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law, is filed by or against, consented to, or acquiesced in, by the Company or if any proceeding for the dissolution or liquidation of the Company is instituted; however, if such appointment, adjudication, petition or proceeding is involuntary and is not consented to by the Company, upon the same not being discharged, stayed or dismissed within 60 days;

(c) if any representation, warranty or statement made or furnished by the Company or any of its Subsidiaries in this Note shall at any time be false or misleading in any material respect.

(d) if a SEC stop trade order or Principal Market trading suspension of the Common Stock shall be in effect for ten (10) consecutive days or ten (10) days during a period of thirty (30) consecutive days, excluding in all cases a suspension of all trading on a Principal Market, provided that the Company shall not have been able to cure such trading suspension within thirty (30) days of the notice thereof or list the Common Stock on another Principal Market within sixty (60) days of such notice;

8. Usury. In no event shall the amount of interest paid or agreed to be paid hereunder exceed the highest lawful rate permissible under applicable law. Any excess amount of deemed interest shall be null and void and shall not interfere with or affect the Company's obligation to repay the principal of and interest on the Note.

9. Mutilated, Destroyed, Lost or Stolen Notes. In case this Note shall become mutilated or defaced, or be destroyed, lost or stolen, the Company shall execute and deliver a new note of like principal amount in exchange and substitution for the mutilated or defaced Note, or in lieu of and in substitution for the destroyed, lost or stolen Note. In the case of a mutilated or defaced Note, the Holder shall surrender such Note to the Company. In the case of any destroyed, lost or stolen Note, the Holder shall furnish to the Company (a) evidence to its satisfaction of the destruction, loss or theft of such Note and (b) such security or indemnity as may be reasonably required by the Company to hold the Company harmless.

10. Payment.

(a) Except as otherwise provided for herein, all payments with respect to this Note shall be made in lawful currency of the United States of America or Canada, at the option of the Holder, (i) at the principal office of the Company, located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, Canada, or such other place or places as may be reasonably specified by the Holder of this Note in a written notice to the Company at least ten (10) business days before a given payment date, or (ii) by mailing a good check in the proper amount to the Holder at least two days prior to the due date of each payment or otherwise transferring funds so as to be received by the Holder on the due date of each such payment; provided, however, that the Company shall make payment by wire transfer to an account such Holder may specify in writing to the Company at least two days prior to the due date of each payment. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal. The Holder shall keep a record of each payment of principal and interest with respect thereto.

11. Assignment. The rights and obligations of the Company and the Holder of this Note shall be binding upon, and inure to the benefit of, the permitted successors, assigns, heirs, administrators and transferees of the parties hereto. Notwithstanding the foregoing, the Holder may not assign, pledge or otherwise transfer this Note without the prior written consent of the Company. Interest and principal are payable only to the registered Holder of this Note.

12. Waiver and Amendment. Any provision of this Note, including, without limitation, the due date hereof, and the observance of any term hereof, may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the holders of greater than 50% of the face amount of all then outstanding Notes issued in the Series.

13. Amendment Provision. The term “Note” and all references thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented, and any successor instrument as such successor instrument may be amended or supplemented.

14. Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

15. Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or mailed by registered or certified mail, postage prepaid, or delivered by facsimile transmission, to the Company at the address or facsimile number set forth herein or to the Holder at its address or facsimile number set forth in the records of the Company. Any party hereto may by notice so given change its address for future notice hereunder. Notice shall conclusively be deemed to have been given when personally delivered or when deposited in the mail in the manner set forth above and shall be deemed to have been received when delivered or, if notice is given by facsimile transmission, when delivered with confirmation of receipt.

16. Cost of Collection. In case of any Event of Default under this Note, the Company shall pay the Holder reasonable costs of collection, including reasonable attorneys’ fees.

17. Governing Law, Jurisdiction and Waiver of Jury Trial.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO.

18. Severability. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.

19. Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum rate permitted by such law, any payments in excess of such maximum rate shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

20. Security Interest and Guarantee. The Holder has been granted a security interest in certain general assets of the Company as of the date hereof.

21. Construction. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other.

22. Headings. Section headings in this Note are for convenience only, and shall not be used in the construction of this Note.

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IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the date first above written.

ASTRIS ENERGI INC.

By:	/s/ Anthony Durkacz
Name: Anthony Durkacz
Title: Vice President of Finance